January 18, 2013

Mr. Larry Spirgel, Assistant Director
Ms. Celeste Murphy, Legal Branch Chief
Mr. Reid Hooper, Attorney-Advisor
Ms. Claire DeLabar, Staff Accountant
Mr. Terry French, Accountant Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Linktone Ltd. (“we” or the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2011 (“2011 20-F”)
Filed on April 27, 2012
File No. 0-50596

Dear Mr. Spirgel, Ms. Murphy, Mr. Hooper, Ms. DeLabar and Mr. French:

The Company is providing the following information in response to the comment letter, dated December 13, 2012 and received by the Company on January 8, 2013, from you in connection with your review of the Company's financial statements and related disclosure on Form 20-F for the fiscal year ended December 31, 2011.   For your convenience, we have set forth each of your comments below followed by our response to each comment.

Form 20-F for the Year Ended December 31, 2011

General

1.	Please disclose the total dividend income collected from your VIEs by year.

The Company confirms that its VIEs did not declare any dividends in the fiscal years ended December 31, 2009, 2010 and 2011.

Risk Factors, We may not be able to collect our loans to PT Cakrawala Alam Semesta…, page 23

2.	Please elaborate to tell us more about the existing Indonesian regulations on foreign investments and why you implemented a VIE structure for your Indonesian operations.

As advised by the Company’s Indonesian legal counsel, the Indonesian government has declared that all areas of business activities are open for foreign direct investment in Indonesia, except those fields which are listed in the appendices to a presidential decision (Presidential Decision Number 36 of 2010). This presidential decision and the lists attached thereto constitute what is known as a “negative list on investment” (the “Negative List”).  The Negative List divides various enumerated business activities into those closed to private investment, those closed to foreign investment and those open to foreign investment with restrictions.

Investments in time deposits with Indonesian banks are closed to foreign investment under the Negative List.  Starting in 2009, the Company’s management determined that it would be advantageous as part of the management of its cash assets to invest in such time deposits.  Accordingly, it implemented a VIE arrangement pursuant to which the Company and Noveltech Enterprises Limited, a wholly owned subsidiary of the Company (“Noveltech”), loaned cash to PT Cakrawala Alam Semesta (“Cakrawala”), an Indonesian company owned by two Indonesian residents and controlled by the Company through the contractual arrangements described below.  Cakrawala subsequently placed such cash in fixed time deposits with Indonesian banks, as disclosed in the 2011 20-F.

Organizational Chart, page 35

3.	Supplementally, please provide a revised organizational chart whereby the names of the entities, footnotes and other information are legible.

Please see the attached organizational chart.  The Company will ensure that its organizational chart is presented in clear and legible manner in future annual reports.

Content Relationships, 43

Audio-related Services, page 44

4.	Please tell us whether your agreement with SingSung for audio-related services in China was renewed.

The Company confirms that its agreement with SingSung has been renewed, and updated disclosure will be included in the next annual report.

Directors, Senior Management and Employees, page 91

Biographical Information, page 91

5.	In future filings, please disclose Ms. Peck Joo Tan’s formal education and experience with U.S. GAAP.

The Company acknowledges the Staff’s comment.

Financial Statements

Note 1 – Organization and Nature of operations, page F-9

6.
Refer to your discussion of VIE risks on page 70. We note that the contractual arrangement with Cakrawala does not contain any statement that the current registered shareholders are acting on your behalf and it does not constitute a nominee arrangement. Please expand the disclosure on page F-12 to clarify how you determined that this arrangement meets the criteria for consolidation under ASC 810-10. Specifically address how the statements that a) there is no statement that the current registered shareholders of the VIE acting on your behalf and b) that the contractual agreement with Cakrawala does not constitute a nominee arrangement meet the criteria in ASC 810-10. Please expand the disclosure in MD&A on page 70 accordingly.

In response to the Staff’s comment, as advised by the Company’s Indonesian legal counsel, Indonesian law prohibits companies or individuals from entering into a nominee arrangement with another individual or entity, meaning that the registered shareholders of Indonesian companies may not make a statement or provide in an agreement that their shares are held on behalf of another party.  Accordingly, the VIE agreements with Cakrawala do not contain any statement that its shares are held by the registered shareholders on behalf of the Company or any other party.  Instead, the relationship with Cakrawala is structured as a loan transaction whereby the Company and Noveltech loaned cash to Cakrawala, and the parties entered into loan agreements and various other agreements to secure the loans, as described below.  Despite the lack of a nominee arrangement, the Company believes that these contractual arrangements meet the criteria for consolidation under ASC 810-10 as the Company is the primary beneficiary of Cakrawala because it has power to direct the activities of Cakrawala that most significantly impact the entity’s economic performance and receive substantially all of the economic benefits of Cakrawala.

Specifically, the registered shareholders of Cakrawala have irrevocably given Noveltech power and authority to exercise all of their shareholder rights with respect to Cakrawala at anytime without any consent from the registered shareholders by appointing Noveltech as their true and lawful attorney.  Furthermore, the registered shareholders have given Noveltech the right to delegate to any person the power conferred by such power of attorney without the registered shareholders’ consent.  In addition, Cakrawala is an investment holding company (currently holding only an investment in fixed time deposits), and through the loan facility agreement between the Company and Cakrawala, the Company prohibits Cakrawala from entering into any investment, as well as lending money, creating any indebtedness, changing its management or shareholding or changing its business, without prior written consent from the Company.  Another loan facility agreement entered into with Noveltech also prohibits Cakrawala from incurring any financial indebtedness, entering into any material contracts, amending its charter documents or changing the management of Cakrawala without obtaining prior written consent from Noveltech. These restrictions effectively give operating control of Cakrawala to the Company and Noveltech.

The Company also believes that it will absorb all of Cakrawala’s expected losses and receive a majority of the entity’s expected residual returns through the arrangements and agreements that are in place.  As disclosed in the 2011 20-F, these include a share pledge agreement to secure the loans to Cakrawala, irrevocable power of attorney to cause the registered shareholders of Cakrawala to sell their shares to any third party designated by the Company at any time, pledge of operating account pursuant to which Cakrawala pledges to the Company all of its rights, title and interest to its bank accounts, irrevocable power of attorney to manage such accounts, and assignment of rights to any dividends paid by Cakrawala.  Based on the advice of the Company’s Indonesian legal counsel, the Company believes that the foregoing agreements and arrangements do not violate Indonesian law and are valid and enforceable under Indonesian law.

Expanded disclosure will be included in the Company’s next annual report.

*      *      *

The undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Peck Joo Tan

Peck Joo Tan
Chief Financial Officer
Linktone Ltd.

Attachment
Linktone Ltd. Group Chart

Linktone Ltd. Incorporated in the Cayman Islands
Brilliant Concept Investments Ltd. 100% Owned Subsidiary; Incorporated in the British Virgin Islands
Linktone Media Limited 100% Owned Subsidiary; Incorporated in Hong Kong
Noveltech Enterprise Limited 100% Owned Subsidiary; Incorporated in Hong Kong
Shanghai Linktone Software Co., Ltd. 100% Owned Subsidiary; Incorporated in China
Ojava Overseas Ltd. 100% Owned Subsidiary; Incorporated in British Virgin Islands
Linktone International Limited 100% Owned Subsidiary; Incorporated in United Arab Emirates
Wang You Digital Technology Co., Ltd. 100% Owned Subsidiary; Incorporated in China
Shanghai Linktone Consulting Co., Ltd. 100% Owned Subsidiary; Incorporated in China
Shanghai Huitong Information Co., Ltd. 100% Owned Subsidiary; Incorporated in China
Shanghai Linktone Internet Technology Co., Ltd. 100% Owned Subsidiary; Incorporated in China
Shanghai Xintong Information Technology Co., Ltd. 100% Owned Subsidiary; Incorporated in China
Beijing Ruida Internet Technology Co., Ltd. 100% Owned Subsidiary; Incorporated in China
InnoForm Media Pte. Ltd. (note 1) 75% Owned Subsidiary; Incorporated in Singapore
PT Linktone Indonesia (note 2) 51% Owned Subsidiary; Incorporated in Indonesia
PC game VIE (note 3) 100% Owned by PRC Individuals affiliated with Linktone; Incorporated in China
Program production VIE (note 4) 100% Owned by PRC Individuals affiliated with Linktone; Incorporated in China
Telecom value-added services VIE (note 5) 100% Owned by PRC Individuals affiliated with Linktone; Incorporated in China; Holds Value-Added Telecom License
PT Cakrawala Alam Semesta 100% Owned by Indonesian Individuals affiliated with Linktone; Incorporated in Indonesia
Advertising VIE (note 6) 100% Owned by PRC Individuals affiliated with Linktone; Incorporated in China
Letang Game Limited (note 7) 50.01% Subsidiary Owned by VIE; Incorporated in China
Zhong Qing Wei Lian Cultural Communication Co. Ltd. (note 8) 100% Subsidiary Owned by VIEs; Incorporated in China
Shanghai Ling Yu Culture and Communication Co. Ltd. (note 9) 100% Subsidiary Owned by VIEs; Incorporated in China
Innoform Media (HK) Limited 100% Owned Subsidiary; Incorporated in Hong Kong
Innoform Media (Taiwan) Co. Limited 100% Owned Subsidiary; Incorporated in Taiwan
Innoform Media (M) Sdn. Bhd. 100% Owned Subsidiary; Incorporated in Malaysia
Innoform Entertainment Pte. Ltd. 100% Owned Subsidiary; Incorporated in Singapore
Alliance Entertainment Singapore Pte. Ltd. 100% Owned Subsidiary; Incorporated in Singapore
Innoform Digital Media Pte. Ltd. (note 10) 100% Owned Subsidiary; Incorporated in Singapore
GLD Investment Pte Ltd. (note 11) 98.7% Owned Subsidiary; Incorporated in Singapore

Note 1 75% subsidiary owned by Linktone International Limited (50% acquired in March 2010 and 25% acquired in June 2010)

Note 2 51% subsidiary owned by Linktone International Limited (acquired in June 2010). 39% is owned by MIMEL and 10% by MNC

Note 3 Shenzhen Yuan Hang Technology Co., Ltd.

Note 4 Beijing Xian Feng Li Liang Media Co. Ltd.

Note 5 Shanghai Weilan Computer Co., Ltd., Shanghai Unilink Company Ltd., Beijing Cosmos Digital Technology Co., Ltd., Hainan Zhong Tong Computer Network Communication Technology Co., Ltd, Beijing Lian Fei Wireless Communication Technology Co., Ltd., Shanghai Qimingxing E-commerce Co., Ltd., Beijing Ojava Wireless Information Technology Co., Ltd. and Beijing Lianyu Interactive Technology Development Co., Ltd.

Note 6 100% owned by PRC individuals: Shanghai Lang Yi Advertising Co., Ltd.

Note 7 50.01% subsidiary owned by VIE, Shanghai Weilan Computer Co., Ltd.: Letang Game Limited, (acquired in January 2010)

Note 8 60% owned by VIE, Shanghai Weilan Computer Co. Ltd. and 40% owned by VIE, Beijing Lian Fei Wireless Communicatcation Technology Co. Ltd.: Zhong Qing Wei Lian Cultural Communication Co. Ltd.

Note 9 50% owned by VIE, Shanghai Unilink Company Ltd., and 50% owned by VIE, Shanghai Qimingxing E-commerce Co. Ltd.: Shanghai Ling Yu Culture and Communication Co. Ltd.

Note 10 100% owned by Innoform Media Pte. Ltd. (acquired remaining 49% in July 2010)

Note 11 98.7% owned by Innoform Media Pte. Ltd. (acquired in September 2010)

———— Represents equity interest

- - - - - - - - - Represents contractual arrangements between the parties